UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 4)

                                  COMBANC, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    200088102
                                 (CUSIP Number)

                               Paul Douglas Harter
                              9818 West State Road
                               Delphos, Ohio 45833
                                 (419) 692-1321
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With copies to:

                             Michael A. Smith, Esq.
                          Carlile Patchen & Murphy LLP
                              366 East Broad Street
                              Columbus, Ohio 43215
                                 (614) 628-0788

                                September 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200088102                    13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Paul Douglas Harter
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    169,564
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           169,564
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,468
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200088102                    13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William C. Massa
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    290
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           290
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,468
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200088102                    13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Rick A. Miller
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    264
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           264
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,468
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200088102                    13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Patricia M. Morris
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    800
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,450
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           800
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,450
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,468
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

     Excludes 5,808 shares owned by Vanamatic Company in which Ms. Morris is a minority shareholder, officer and director.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200088102                    13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas R. Odenweller
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,468
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200088102                    13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jerry L. Grace
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    100
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           100
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,468
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200088102                    13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Harold L. Connell
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,468
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, no par value, of ComBanc, Inc., that may be deemed to be beneficially owned by Paul Douglas Harter, William C. Massa, Rick
A. Miller, Patricia M. Morris, Thomas R. Odenweller, Jerry L. Grace and Harold
L. Connell and to disclose the intent of the foregoing persons as discussed in Items 4 and 5 below, as amended from the filing of their original Schedule 13D filed with the Securities and Exchange Commission on March 10, 2004; the first amendment to the original Schedule 13D filed with the Securities and Exchange Commission on March 29, 2004; the second amendment to the original Schedule 13D filed with the Securities and Exchange Commission on May 17, 2004; and the third amendment to the original Schedule 13D filed with the Securities and Exchange Commission on June 9, 2004.

CUSIP No.: 200088102

Item 1. Security and Issuer.

      The name of the issuer is ComBanc, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 229 East Second Street, Delphos, Ohio 45833. This Schedule D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2. Identity and Background.

      The following persons may be collectively referred to as the "Reporting Persons".

Paul Douglas Harter

      (a)   Name: Paul Douglas Harter;

      (b)   Residence address: 9818 W. State Road, Delphos, Ohio 45833;

      (c) Funeral director with Harter & Son Funeral Home located at 209 West Third Street, Delphos, Ohio 45833;

      (d) During the last five years, Mr. Harter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Harter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

William C. Massa

      (a)   Name: William C. Massa;

      (b)   Residence address: 447 E. Cleveland Street, Delphos, Ohio 45833;

      (c) Principal occupation: Insurance agent and owner of Schmit - Massa Insurance Agency, which has a business address of 126 S. Main Street, Delphos, Ohio 45833;

      (d) During the last five years, Mr. Massa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Massa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Rick A. Miller

      (a)   Name: Rick A. Miller;

      (b)   Residence address: 1300 Carolyn Drive, Delphos, Ohio 45833;

      (c) Principal occupation: Employee Benefits Consultant and President of Kilpatrick - Miller Group Consultants which has a business address of 1519 North Main Street, Suite #10, Lima, Ohio 45801;

      (d) During the last five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Patricia M. Morris

      (a)   Name: Patricia M. Morris;

      (b)   Residence address: 7900 Lehman Road, Delphos, Ohio 45833;

      (c) Principal occupation: CPA with an address of 7900 Lehman Road, Delphos, Ohio 45833. Part owner in Vanamatic Company, a manufacturing business which has a business mailing address of P.O. Box 396, Delphos, Ohio 45833;

      (d) During the last five years, Ms. Morris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Ms. Morris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Thomas R. Odenweller

      (a)   Name: Thomas R. Odenweller;

      (b)   Residence address: 9810 Converse-Roselm Road, Middle Point, Ohio
            45863;

      (c) Principal occupation: General Manager of T.R.O., Inc. dba Thermo King of Delphos, which has a business address of 801 West 5th Street, Delphos, Ohio 45833;

      (d) During the last five years, Mr. Odenweller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Odenweller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Jerry L. Grace

      (a)   Name: Jerry L. Grace

      (b)   Residence address: 491 Bow Line Drive, Naples, Florida 34103;

      (c) Principal occupation: President and owner of Equinox Development, Inc., a real estate development company, which has a business address of 491 Bow Line Drive, Naples, Florida 34103;

      (d) During the last five years, Mr. Grace has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Grace has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Harold L. Connell

      (a)   Name: Harold L. Connell

      (b) Residence address: 11651 South West 72nd Place, Pinecrest, Florida 33516;

      (c) Principal occupation: President of CP Capital Group and its subsidiary CP Capital Securities, Inc., a NASD broker/dealer, which has a business address of 999 Brickell Avenue, Suite 600, Miami, Florida 33131;

      (d) During the last five years, Mr. Connell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Connell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

A. Paul Douglas Harter: Mr. Harter has acquired stock in the Company at various times since 1955. Mr. Harter's acquisitions in the last two years are as follows:

     Trade Date       Activity       Quantity        Price        Net Amount
     ----------       --------       --------        -----        ----------

       3/27/02        Purchase          100          15.900        1,652.00
       4/15/02        Purchase          100          16.500        1,713.00
       5/07/02        Purchase          100          16.500        1,700.00
       5/16/02        Purchase          100          17.000        1,750.00
       5/31/02        Purchase          100          16.000        1,650.00
       8/14/02        Purchase          100          16.500        1,700.00
       8/23/02        Purchase          100          16.500        1,700.00
       9/16/02        Purchase          100          16.500        1,700.00
      10/01/02        Purchase          100          16.100        1,660.00
      10/17/02        Purchase          100          16.100        1,660.00
      11/26/02        Purchase          100          16.250        1,675.00
      12/03/02        Purchase          100          16.000        1,650.00
       2/11/03        Purchase          100          16.250        1,680.00
       3/10/03        Purchase          100          15.950        1,650.00
       3/27/03        Purchase          100          16.000        1,655.00
       4/03/03        Purchase          100          17.000        1,755.00
       5/01/03        Purchase          100          16.250        1,694.00
       5/07/03        Purchase          100          16.250        1,680.00
       9/02/03        Purchase          100          14.250        1,480.00
      10/06/03        Purchase          200          14.750        3,052.20
      10/06/03        Purchase          300          15.250        4,686.80
      11/13/03        Purchase          100          14.750        1,530.00
      11/20/03        Purchase          100          14.750        1,530.00
      12/02/03        Purchase          100          14.750        1,531.00

      In addition to the information set forth in the table above, Mr. Harter was gifted 21,000 shares of stock in the Company in September of 2003. In April of 2003, Mr. Harter's wife (Colleen Harter) purchased 100 shares of stock in the Company for $1,700.00.

B. William C. Massa: Mr. Massa has not purchased any shares within the past two years. The amount of funds expended by William C. Massa to acquire the 290 shares of Common Stock he holds in his name is $6,457.50. Such funds were provided by personal funds.

C. Rick A. Miller: Mr. Miller has not purchased any shares within the past two years. The amount of funds expended by Rick A. Miller to acquire the 264 shares of Common Stock he holds in his name is $340.00. Such funds were provided from Mr. Miller's personal funds.

D. Patricia M. Morris: Ms. Morris has not purchased any shares within the past two years. The amount of funds expended by Patricia M. Morris to acquire the 2,250 shares owned beneficially is $9,100.00. Such funds were provided from Ms. Morris's personal funds.

E. Jerry L. Grace: Mr. Grace purchased 100 shares of Common Stock of the company on April 29, 2004 at a price of $14.00 per share. Such funds were provided from Mr. Grace's personal funds.

Item 4. Purpose of Transaction

      The Securities covered by this Schedule 13D were acquired for the purpose of investment and to take such actions as the Reporting Persons deem appropriate to enhance the value of that investment.

      On March 10, 2004, the Reporting Persons filed an original Schedule 13D indicating they would seek representation on the Board of Directors by nominating six candidates for election as Directors at the Issuer's 2004 Annual Meeting of Shareholders and indicating they would engage in a competing proxy solicitation in accordance with Rule 14a of the Securities Exchange Act of 1934, seeking proxy authority to elect their nominees. On March 11, 2004, the Reporting Persons filed Soliciting Material pursuant to Reg. ss.240.14a-12 stating their intended purpose as outlined in their original Schedule 13D.

      On March 29, 2004, the Reporting Persons amended the original Schedule 13D to confirm that they would not solicit proxies for the Issuer's 2004 Annual Meeting of Shareholders and further indicated they may engage in acquisition of additional shares of the Issuer, dispose of shares of the Issuer, or solicit proxies for future Shareholder meetings of the Issuer made pursuant to the Certificate of Incorporation and Bylaws of the Issuer and Section 14(a) of the Exchange Act.

      On May 17, 2004, the Reporting Persons filed a second amendment to the original Schedule 13D in order to confirm that the Reporting Persons will, in fact, be soliciting proxies related to a Special Shareholder's meeting that had been called for June 19, 2004, for the purpose of amending certain bylaws of the Issuer and removing and replacing the current Board of Directors. The Reporting Persons indicated they would seek representation on the Board of Directors by nominating six candidates for election as Directors at the Special Shareholder's meeting. In addition, the Reporting Persons updated the security holdings of one of the Reporting Persons.

      One June 9, 2004, the Reporting Persons filed a third amendment to the original Schedule 13D to restate the beneficial ownership of shares held by the Reporting Persons based upon comments received from the Securities and Exchange Commission.

      The Reporting Persons are filing this amended Schedule 13D to confirm that as of the filing date of this amended Schedule 13D, the Reporting Persons are no longer seeking representation on the Board of Directors of the Issuer; are no longer seeking the removal of the current Board of Directors of the Issuer; and are no longer seeking amendment of the current Bylaws of the Issuer. As of the filing date of this amended Schedule 13D, the Reporting Persons will no longer act as a `group' for purposes of Section 13(d)(3) of the Exchange Act with respect to the Issuer.

      Any future decision of the Reporting Persons to take any actions with respect to the securities of the Issuer will be made individually by the Reporting Persons and will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

1.    Paul Douglas Harter

      (a) Mr. Harter beneficially owns 172,468 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 10-Q filed by the Issuer on June 30, 2004.

      (b) Mr. Harter holds sole voting and disposition power with respect to 169,564 shares of Common Stock of the Issuer owned by him.

      (c) Within the past sixty days, Mr. Harter has not effected any purchase of shares of the Common Stock of the Issuer.

      (d)   Not applicable.

      (e)   Not applicable.

2.    William C. Massa

      (a) Mr. Massa beneficially owns 172,468 of Common Stock, or 7.8% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 10-Q filed by the Issuer on June 30, 2004.

      (b) Mr. Massa holds joint voting and disposition power with his wife with respect to 290 shares of Common Stock of the Issuer owned by him.

      (c) Within the past sixty days, Mr. Massa has not effected any purchases of shares of the Common Stock of the Issuer

      (d)   Not applicable.

      (e)   Not applicable.

3.    Rick A. Miller

      (a) Mr. Miller beneficially owns 172,468 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 10-Q filed by the Issuer on June 30, 2004.

      (b) Mr. Miller holds sole voting and disposition power with respect to 264 shares of Common Stock of the Issuer beneficially owned by him.

      (c) Within the past sixty days, Mr. Miller has not effected any purchase of shares of the Common Stock of the Issuer.

      (d)   Not applicable.

      (e)   Not applicable.

4.    Patricia M. Morris

      (a) Ms. Morris beneficially owns 172,468 of Common Stock, or 7.8% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 10-Q filed by the Issuer on June 30, 2004.

      (b) Ms. Morris holds sole voting and disposition power as Custodian with respect to 800 shares of Common Stock of the Issuer beneficially owned by her children (200 shares are held for each of Gregory Morris, Rachel Morris, Valerie Morris and Jennifer Morris).

            Ms. Morris shares voting and disposition power of 1,450 shares of Common Stock of the Issuer as a trustee of The Roger Morris Revocable Trust. Ms. Morris is co-trustee of this Trust with her husband Roger Morris.

      (c) Within the past sixty days, Ms. Morris has not effected any purchase of shares of the Common Stock of the Issuer.

      (d)   Not applicable.

      (e)   Not applicable.

5.    Thomas R. Odenweller

      (a) Mr. Odenweller beneficially owns 172,468 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 10-Q filed by the Issuer on June 30, 2004.

      (b) Mr. Odenweller does not have sole or shared voting or dispositive power with respect to any shares of Common Stock of the Issuer.

      (c) Within the past sixty days, Mr. Odenweller has not effected any purchases of shares of the Common Stock of the Issuer

      (d)   Not applicable.

      (e)   Not applicable.

6.    Jerry L. Grace

      (a) Mr. Grace beneficially owns 172,468 shares of Common Stock of the Issuer, or 7.8% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 10-Q filed by the Issuer on June 30, 2004.

      (b) Mr. Grace holds sole voting and disposition power with respect to 100 shares of Common Stock of the Issuer owned by him.

      (c) Since the filing of the original Schedule 13D, Mr. Grace has purchased 100 shares of the Common Stock of the Issuer. Such purchase was made with the personal funds of Mr. Grace on April 29, 2004. Mr. Grace purchased on the open market 100 shares of the Common Stock of the Issuer for a purchase price of $14 / share.

      (d)   Not applicable.

      (e)   Not applicable.

7.    Harold L. Connell

      (a) Mr. Connell beneficially owns 172,468 shares of Common Stock of the Issuer, or 7.8% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 10-Q filed by the Issuer on June 30, 2004.

      (b) Mr. Connell does not have sole or shared voting or dispositive power with respect to any shares of Common Stock of the Issuer.

      (c) Within the past sixty days, Mr. Connell has not effected any purchases of shares of the Common Stock of the Issuer

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares of the Issuer.

Item 7. Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


Date: September 3, 2004                  By: /s/ Paul Douglas Harter
                                             ------------------------------
                                             Paul Douglas Harter


                                         By: /s/ William C. Massa
                                             ------------------------------
                                             William C. Massa


                                         By: /s/ Rick A. Miller
                                             ------------------------------
                                             Rick A. Miller


                                         By: /s/ Patricia M. Morris
                                             ------------------------------
                                             Patricia M. Morris


                                         By: /s/ Thomas R. Odenweller
                                             ------------------------------
                                             Thomas R. Odenweller


                                         By: /s/ Jerry L. Grace
                                             ------------------------------
                                             Jerry L. Grace


                                         By: /s/ Harold L. Connell
                                             ------------------------------
                                             Harold L. Connell